Room 4561

January 31, 2008

Mr. Herbert J. Lanese
President and Chief Executive Officer
Dyncorp International, Inc.
3910 Fairview Drive
Suite 700
Falls Church, VA 22042

> **RE: Dyncorp International, Inc.**
> **Form 10-K for Fiscal Year March 31, 2007**
> **File No. 001-32869**
> **Filed June 18, 2007**

Dear Mr. Lanese:

We have reviewed the above filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Item 5. Market for Registrant's Common Equity, Related Stockholder Matter and Issuer Purchases of Equity Securities, page 22

Stock Performance Graph, page 23

1.   It appears that your stock performance graph does not provide the information required by Item 201(e) of Regulation S-K. We are unclear why you have not included this disclosure. Please advise.

Item 6. Selected Financial Data, page 24

2.   We note your use of the non-GAAP measure, EBITDA as a performance measure
        on pages 25 of the filing. Considering you present EBITDA as a performance
        measure, tell us how you considered the disclosure requirements of Item
        10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures (FAQ).
        Specifically, tell us how you considered including the following:

        • the manner in which management uses the non-GAAP measure to conduct
          or evaluate its business;
        • the material limitations associated with use of the non-GAAP financial
          measure as   compared to the use of the most directly comparable GAAP
          financial measure;
        • the manner in which management compensates for these limitations when
          using the non-GAAP financial measure; and
        • the substantive reasons why management believes the non-GAAP
          financial measure provides useful information to investors.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Off-Balance Sheet Arrangements, page 45

3.   It appears that you have not provided the information required by Item 303(a)(4)
        of Regulation S-K. We are unclear why you have not included this disclosure.
        Please advise.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Statements of Operations, page 54

4.   We note that the Company enters into arrangements accounted for under SOP 97-
        2 (for software and software related deliverables), SOP 81-1 (for construction
        contracts), and SAB 104 and "other transaction-specific accounting literature"
        (for non-federal government services, equipment and materials). We further note
        that the Company aggregates revenue (and the related cost of sales) for systems
        and services in one caption on the face of the Consolidated Statements of
        Operations. If material, for the multiple-element arrangements for which you are
        able to reasonably establish VSOE, tell us how you considered presenting
        separate line items for systems and services revenues and the related cost of sales
        pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page 58

Revenue Recognition and Cost Estimation on Long-Term Contracts, page 59

5.   We note that 97% of the Company's revenues are derived from government agencies (both internationally and in the United States). Tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

6.   We note that you support customer systems from development through operational support. You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables. Tell us how you separate and allocate the arrangement fee to each deliverable. Specifically, describe each type of deliverable included in your multiple element arrangements, tell us how revenue is allocated to each element, and tell us how revenue is recognized for each element. Also indicate whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions such as operational support. Tell us whether you consider your government contracts to be multiple-element arrangements. If not, please explain further why you believe such arrangements are not subject to the separation criteria of EITF 00-21. Your response should address how you considered the guidance in EITF 00-21, SOP 97-2, and SOP 81-1.

7.   Clarify your statement on page 46, which states "if it can be shown objectively that the acceptance criteria have been satisfied for separable units of accounting or profit centers, as applicable within an arrangement, revenue is recognized before formal acceptance" and tell us they specific contract types for which you apply this guidance.

Note 3. Earnings Per Share, page 65

8.   We note the Company had 190,550 shares of Series A preferred stock outstanding at March 31, 2006. Tell us how you considered SFAS 128 and EITF 03-6 in determining what impact, if any, the Company's preferred stock had on your earnings per share calculations for fiscal 2006. In this regard, please provide us with your analysis of whether this preferred stock is a participating security under EITF 03-6. Also, tell us what consideration you have given to including a discussion of such issuances on your income per share calculations.

Note 8. Long-Term Debt

9.5% Senior Subordinated Notes, page 72

9.   We note that the 9.5% Senior Subordinated Notes due 2013 include certain
redemption rights (i.e. redeemable prior to February 15, 2009, redeemable after
February 15, 2009, redeemable, in part, before February 15, 2008) and repurchase
options (in the event of certain asset sales or change-of-control events). Tell us
how you evaluated whether these redemption rights and repurchase options were
embedded derivatives that should be separated from the debt host and accounted
for at fair value under SFAS 133. In your response, please clarify the terms of the
"make whole premium" and the predefined redemption and repurchase prices and
include your analysis of these features pursuant to DIG Issue B16 and paragraph
61(d) of SFAS 133.

Item 9A. Controls and Procedures, page 89

10.   We note your disclosure that the Company's CEO and CFO concluded the
Company's disclosure controls and procedures were: "(1) designed to ensure the
material information relating to the Company, including its consolidated
subsidiaries, is accumulated and communicated to the Company's management,
including the Company's chief executive officer and chief financial officer, by
others within those entities, as appropriate to allow timely decisions regarding
required disclosure, particularly during the period in which this report was
prepared; and (2) effective, in that they provide reasonable assurance that
information required to be disclosed by the Company in the reports that it files or
submits under the Exchange Act is recorded, processed, summarized and reported
within the time periods specified in the SEC's rules and forms." Revise in future
filings to clarify, if true, that your officers concluded that your disclosure controls
and procedures are also effective to ensure the material information relating to the
Company, including its consolidated subsidiaries, is accumulated and
communicated to the Company's management, including the Company's chief
executive officer and chief financial officer, by others within those entities, as
appropriate to allow timely decisions regarding required disclosure, particularly
during the period in which this report was prepared. See Exchange Act Rule 13a-
15(e).

Definitive Proxy Statement Filed June 22, 2007

General

11.   As you may be aware, the Division has recently released Staff observations
relating to a focused review of executive compensation disclosure. This guidance,
which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be

helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

Compensation Discussion and Analysis, page 13

12.   Please describe in greater detail the nature and scope of your compensation consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

13.   Although you provide a general discussion of your policies relating to your bonus and equity-based components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual size of the bonus payments and the number of Class B membership interests in DIV Holdings, LLC. Also consider providing a clear description of the compensation objectives that you wish to achieve through the awarding of equity interests in DIV Holdings.

14.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

15.   Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. Refer for example to the amounts you awarded to Mr. Lanese under the non-equity incentive plan as well as the DIV Holding, LLC Class B

membership interest made to him on July 1, 2006 compensation. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.

16.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Executive Compensation, page 22

17.   It is not clear why you have not provided appropriate Item 402(d) disclosure for the awards made under the Executive Incentive Plan. Please advise.

18.   Please note that your tabular presentations on pages 22-24 are not consistent with the format mandated by Item 402(d), (f), and (g) of Regulation S-K. Although the equity awards reported in these tables represent Class B membership interests in DIV Holding LLC, you should not provide tabular information that deviates from the format set forth in the rules. Refer specifically to column (c) of the Grants of Plan-Based Awards table, column (b) of the Outstanding Equity Awards at Fiscal Year-End, and column (b) of the Equity Awards Vested Table. We would not object to supplementation of the information set forth in these tables so long as you provide an accessible and easy-to-understand description of how investors should utilize the relevant information.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Jay Ingram, Senior Staff Attorney at (202) 551-3397.

Sincerely,

Kathleen Collins
Accounting Branch Chief